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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
PUBLIC COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

MATERIAL FACT

In the context of the Material Fact disclosed on January 24, 2019, whereby Embraer S.A. (“Company” or “Embraer”) informed the execution of certain agreements with respect to the strategic partnership between the Company and The Boeing Company (“Boeing”) (“Transaction”), as well as of the Material Fact disclosed on October 3, 2019, the Company informs its shareholders and the market that, on the date hereof, the internal carve-out of the Company's commercial aviation business was implemented by means of the contribution by Embraer, to the capital stock of Yaborã Indústria Aeronáutica S.A., of the net assets comprising assets, liabilities, properties, rights and obligations related to Embraer's commercial aviation business unit.

The consummation of the Transaction remains subject to (i) the approval by the European Commission and the Brazilian Antitrust Agency (Conselho Administrativo de Defesa Econômica – CADE); and (ii) the satisfaction of other customary conditions in similar transactions. Until such approvals are obtained and the other conditions are satisfied, there can be no assurance as to the consummation of the Transaction or the timing thereof. Embraer and Boeing will continue to endeavor their best efforts to close the Transaction as soon as possible.

The Company will keep its shareholders and the market informed of any new relevant information concerning the Transaction.

São José dos Campos, January 1, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2020

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer